Mail Stop 3561

February 20, 2009

Rubens Ghilardi
Chief Executive Officer
Companhia Paranaense de Energia - COPEL
Rua Coronel Dulcidio, 800
Batel
Curitiba, 80420-170
Brazil

>   **Re: Companhia Paranaense de Energia – COPEL**
>   **Annual Report on Form 20-F for Fiscal Year**
>   **Ended December 31, 2007**
>   **Filed June 30, 2008**
>   **File No. 001-14668**

Dear Mr. Ghilardi:

    We have completed our review of your Form 20-F and related filings and have no further comments at this time.

>   Sincerely,

>   H. Christopher Owings
>   Assistant Director

cc: Nicolas Grabar
    Cleary Gottlieb Steen & Hamilton LLP
    Facsimile No. (212) 225-2414